MITCHELL S. NUSSBAUM Vice Chairman; Co-Chair, Capital Markets & Corporate 345 Park Avenue New York, NY 10154	Direct 212.407.4159 Main 212.407.4000 Fax 212.504.3013 mnussbaum@loeb.com

July 16, 2021 Alexandra Barone Staff Attorney Division of Corporation Finance Office of Technology U. S. Securities and Exchange Commission 100 5th Street, N.E. Washington, DC 20549

Re:	Bannix Acquisition Corp.
Registration Statement on Form S-1
Filed February 19, 2021
File No. 333-253324

Dear Ms. Barone:

On behalf of our client, Bannix Acquisition Corp., a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated March 17, 2021 regarding the Company’s Registration Statement on Form S-1 (the “Form S-1”). Contemporaneously, we are submitting Amendment No. 1 to the Form S-1 via Edgar (the “Amended S-1”).

The Staff’s comments are repeated below in bold and are followed by the Company’s response which is also reflected in the Amended S-1. Please note that in addition to the changes made in response to the Staff’s comments, the Amended S-1 reflects substantial changes in the amount and the terms of the Company’s proposed offering. In addition, in accordance with Regulation S-X, updated financial statements have been included in the Amended S-1

Form S-1 filed February 19, 2021

Prospectus Cover Page,

1.	On page 11, you disclose that the company agreed to grant to I-Bankers 300,000 warrants (or 345,000 warrants if the underwriters’ over-allotment option is exercised in full) upon the closing of this offering. Please revise the cover page to include this grant.

The cover page has been revised to disclose the grant of warrants to the underwriter.

Our Company

2.	Clarify how the growth of the Global Customer Solutions Engagement market is being measured in the chart.

The projected growth in the market is being measured in sales denominated in billions of US dollars. The trend line shows the compound annual growth or CAGR in sales. The legend for the table on page 2 has been revised to disclose this.

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Alexandra Barone July 16, 2021 Page 2

Our Acquisition Process

3.	We note your intention to engage third parties “when needed” in seeking an appropriate acquisition target. Disclose whether you are limited as to how much of the proceeds from this offering can be used to pay for the services of such third parties.

The Company would only be able to pay third parties out of the proceeds from the offering that are not held within the trust. The disclosure on page 7 has been revised to affirmatively state that. In addition, footnote 3 to the “Use of Proceeds” discloses that the Company may incur expenses in connection with identifying, structuring and negotiating a business combination and such expenses will be paid from funds outside of the trust or working capital loans.

Certain Relationships and Related Party Transactions

4.	We note that I-Bankers will be purchasing 1,000,000 warrants in the offering and transferring those warrants to the sponsors. Please explain the business reasons for structuring this purchase in this manner.

The terms of the offering have been changed and this proposed term has been eliminated.

Underwriting,

5.	Explain the difference between, and business purpose behind, the Representative’s Shares and Founder Shares being issued to I-Bankers.

The terms of the offering have been changed and I-Bankers will no longer be participating in the private placement or receiving a grant of founders shares. The Representative’s Shares are being issued to I-Bankers as partial compensation for their services in connection with the offering.

Sincerely,

/s/ Mitchell S. Nussbaum
Mitchell S. Nussbaum
Vice Chairman; Co-Chair, Capital Markets & Corporate